STONE RIDGE ASSET MANAGEMENT LLC

October 17, 2014

To the Trustees of:
Stone Ridge Trust
405 Lexington Avenue, 55th Floor
New York, NY 10174

Re:  Expense Limitation Agreement

With reference to the Investment Management Agreement entered into by Stone Ridge Asset Management LLC (the “Adviser”) with Stone Ridge Trust (the “Trust”), on behalf of its series Stone Ridge Reinsurance Risk Premium Fund and Stone Ridge High Yield Reinsurance Risk Premium Fund (each a “Fund” and together, the “Funds”) on this 17th day of October, 2014, we hereby notify you as follows:

     1.           Through February 28, 2016, the Adviser agrees to waive its management fee and/or pay or otherwise bear operating and other expenses of the Fund or a Class thereof (excluding brokerage and transactional expenses, borrowing and other investment-related costs and fees including interest and commitment fees, short dividend expense, acquired fund fees, taxes, litigation and indemnification expenses, judgments and extraordinary expenses not incurred in the ordinary course of the Fund’s business) solely to the extent necessary to limit the total annualized expenses of a Class to the percentage specified in Appendix A hereto of the average annual net assets (on an annualized basis) attributable to such Class of shares of each Fund.

     2.           The Adviser shall be permitted to recover expenses attributable to a Fund or a Class thereof that the Adviser has borne (whether through reduction of its management fee or otherwise) in later periods to the extent that the expenses for a Class of shares fall below the annual rate set forth in Appendix A for such Class; provided, however, that the Fund is not obligated to pay any such deferred, waived or reimbursed fees or expenses under this agreement more than three years after the end of the fiscal year in which the Adviser waived a fee or reimbursed an expense.  Any such recovery by the Adviser will not cause a Class to exceed the annual limitation rate in effect during the period in which the Adviser waived such fee or reimbursed such expense.  For the avoidance of doubt, the Adviser’s ability to recover expenses under this Agreement shall continue for the above-referenced three-year period but any addition of a reimbursement expense to the Fund or Class shall occur only (a) if the Fund or Class is at that time operating below the limitation rate that was previously in effect under this Agreement at the time of the waiver or reimbursement by the Adviser and (b) if the addition of such reimbursement expense does not cause the expenses of the Fund or Class to exceed the limitation rate set out in this Agreement.

    3.           During the periods covered by this Agreement, the expense limitation arrangement set forth above for the Funds may only be modified by a majority vote of the “non-interested” trustees of the Trust (as defined under the Investment Company Act of 1940, as amended (the “1940 Act”)).

    4.           We understand and intend that the Fund will rely on this undertaking in preparing and filing Post-Effective Amendments to the registration statement on Form N-1A for the Trust and the Fund with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the 1940 Act, and expressly permit the Fund to do so.

Very truly yours,

STONE RIDGE ASSET MANAGEMENT LLC

By:   /s/ Ross Stevens
         Name:  Ross Stevens
         Title:  Managing Member

ACCEPTED AND AGREED TO ON BEHALF OF:
Stone Ridge Trust, on behalf of its series, Stone Ridge Reinsurance Risk Premium Fund and Stone Ridge High Yield Reinsurance Risk Premium Fund

By:     /s/ Jane Korach________
           Name:  Jane Korach
           Title:  Secretary

Appendix A
Expense Limits

	Class I	Class M
Stone Ridge Reinsurance Risk Premium Fund	2.00%	2.15%
Stone Ridge High Yield Reinsurance Risk Premium Fund	2.00%	2.15%